Exhibit 15.2
CONSOLIDATED BALANCE SHEET
OF
TEEKAY GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
TEEKAY GP L.L.C.
We have audited the accompanying consolidated balance sheet of Teekay GP L.L.C. as of December 31, 2007. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay GP L.L.C. at December 31, 2007 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 14 of the accompanying consolidated financial statement, the Company has restated its consolidated balance sheet for the year ended December 31, 2007.

Vancouver, Canada	/s/ Ernst & Young LLP
March 12, 2008,	Chartered Accountants
except for Notes 14 and 15 as to which date is November 28, 2008

TEEKAY GP L.L.C.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31,
2007
$
(restated - Note 14)
ASSETS
Current
Cash and cash equivalents	94,145
Restricted cash — current (note 4)	26,662
Accounts receivable, including non-trade of $8,954	10,668
Prepaid expenses	5,119
Other current assets	1,288
Advances to joint venture (note 10c)	7,512

Total current assets	145,394

Restricted cash — long-term (note 4)	652,567

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $89,090	661,673
Vessels under capital leases, at cost, less accumulated depreciation of $74,441(note 4)	934,058
Advances on newbuilding contracts (note 12)	240,773

Total vessels and equipment	1,836,504

Investment in and advances to joint venture (note 10c)	685,730
Advances to joint venture partner (note 6)	9,631
Other assets (note 11)	71,356
Intangible assets — net (note 5)	150,935
Goodwill (note 5)	39,279

Total assets	3,591,396

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	8,604
Accrued liabilities (note 7)	22,271
Unearned revenue	5,462
Current portion of long-term debt (note 8)	71,509
Current obligation under capital leases (note 4)	150,791
Advances from affiliates and joint venture partner (note 6)	40,950

Total current liabilities	299,587

Long-term debt (note 8)	1,654,202
Long-term obligation under capital leases (note 4)	706,489
Other long-term liabilities (note 11)	79,318

Total liabilities	2,739,596

Commitments and contingencies (notes 4, 10 and 12)
Non-controlling interest	836,158
Member’s equity
Member’s equity	15,642

Total member’s equity	15,642

Total liabilities and member’s equity	3,591,396

The accompanying notes are an integral part of the Consolidated Balance Sheet.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
1.	Summary of Significant Accounting Policies

Basis of presentation

Teekay GP L.L.C. (or the Company or the General Partner), a Marshall Islands limited liability company, was formed on November 2, 2004 to become the General Partner of Teekay LNG Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Corporation. On November 9, 2004, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company originally invested $20 in the Partnership for its 2% General Partner interest.

On November 3, 2004, Teekay Corporation formed the Partnership to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (or Luxco) and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Corporation contributed to the Partnership all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C. (which owns the Suezmax tanker, the Granada Spirit), in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable. In exchange for the equity interests and assets, Teekay Corporation received 8,734,572 common units and 14,734,572 subordinated units from the Partnership. The Company received a 2% General Partner interest and all of the incentive distribution rights in the Partnership.

During November 2005, Teekay Corporation contributed a further $2.6 million of member’s equity into the Company to maintain its 2% General Partner interest in connection with the Partnership’s follow-on offering of 4.6 million common units during November 2005 to maintain its 2% General Partner interest (see Note 2).

During May 2007, Teekay Corporation contributed a further $1.8 million of member’s equity into the Company to maintain its 2% General Partner interest in connection with the Partnership’s follow-on offering of 2.3 million common units during May 2007 (see Note 2).

This consolidated balance sheet has been prepared in accordance with the United States generally accepted accounting principles (or GAAP). Effective January 1, 2006, we began consolidating the Partnership on a prospective basis in accordance with Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, of the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 presumes that a General Partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the General Partner. For periods subsequent to November 1, 2006, the consolidated balance sheet includes the accounts of Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat III), both of which are variable interest entities for which the Partnership is the primary beneficiary (see Note 12a). Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Reporting currency

The consolidated balance sheet and notes to the consolidated balance sheet are stated in U.S. Dollars. The functional currency of the Partnership is U.S. dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are included in income (loss).

Operating revenues and expenses

The Partnership recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenues during days that the vessel is off-hire.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years or 35 years, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the year ended December 31, 2007 aggregated $5.7 million.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.

Generally, the Partnership drydocks each LNG carrier and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

Investment in joint ventures

Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), a variable interest entity for which the Partnership is the primary beneficiary, has a 40% interest in a joint venture which owns four LNG carriers currently under construction (see Notes 10c and 12). The joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill and intangible assets

Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives.

The Partnership’s intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time charters.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognising the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership currently does not apply hedge accounting to its derivative instruments.

However, when a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognised immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in partners’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognised in partners’ equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps related to long-term debt or capital lease obligations are recorded in interest expense. Gains and losses from the Partnership’s interest rate swaps related to restricted cash deposits are recorded in interest income. Gains and losses related to the Partnership’s agreement with Teekay Corporation for the Toledo Spirit are recorded in voyage revenues.

Income taxes

All but two of Teekay Spain’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.

Included in other assets are deferred income taxes of $3.6 million as at December 31, 2007. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.

Accounting for stock-based compensation

Certain employees of the Partnership participate in the stock option plan of the Partnership’s parent, Teekay Corporation. Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of the Financial Accounting Standards Board (or FASB) Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006.

As a result of adopting SFAS 123(R) on January 1, 2006, the Partnership’s net income for the year ended December 31, 2006 is $0.3 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB No. 25), Accounting for Stock Issued to Employees.

Prior to January 1, 2006, the Partnership accounted for stock options under APB 25, using the intrinsic value method, as permitted by SFAS No. 123 Accounting for Stock-Based Compensation. As the exercise price of the Partnership’s employee stock options equaled the market price of underlying stock on the date of grant, no compensation expense was recognized under APB No. 25.

Stock options granted to Partnership employees under Teekay Corporation’s stock option plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2017, ten years after the date of each respective grant. As of December 31, 2007, there was $0.4 million of total unrecognized compensation cost related to nonvested stock options granted to employees of the Partnership. Recognition of this compensation is expected to be $0.3 million (2008) and $0.1 million (2009).

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 was $13.72 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 28% in 2007 and 31% in 2006; expected life of five years; dividend yield of 2.0% in 2007 and 2006; and risk-free interest rate of 4.5% in 2007 and 4.8% in 2006.

Change in Accounting Policy

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have material impact on the Partnership’s financial position and results of operations. As of January 1 and December 31, 2007, the Partnership did not have any material accrued interest and penalties relating to income taxes.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

As of January 1 and December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.0 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and the Partnership expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Partnership will receive a refund for the amount of the credit, which will be reflected as a credit to equity in the period approval is obtained.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2007 currently remain open to examination by the major tax jurisdiction to which the Partnership is subject.

Recent Accounting Pronouncements

In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. The consensus in EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No.07-4 on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Non-controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.

2.	Public Offerings

On May 10, 2005, the Partnership completed its initial public offering (or the IPO) of 6.9 million common units, which represent limited partner interests, at a price of $22.00 per unit.

During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit. Concurrently with this offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% General Partner interest.

During May 2007, the Partnership issued in a follow-on public offering an additional 2.3 million of its common units at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. In connection with this offering, the General Partner contributed $1.8 million to the Partnership to maintain its 2% General Partner interest.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

		Follow-On	Follow-On
		Offering	Offering
	IPO	(Nov 2005)	(May 2007)	Total
	$	$	$	$
Proceeds received:
Sale of 6,900,000 common units at $22.00 per unit	151,800	—	—	151,800
Sale of 4,600,000 common units at $27.40 per unit	—	126,040	—	126,040
Sale of 2,300,000 common units at $38.13 per unit	—	—	87,699	87,699
General Partner contribution	—	2,572	1,790	4,362

	151,800	128,612	89,489	369,901

Use of proceeds from sale of common units:
Underwriting and structuring fees	10,473	5,042	3,494	19,009
Professional fees and other offering expenses to third parties	5,616	959	—	6,575
Repayment of advances from Teekay Corporation	129,400	—	—	129,400
Purchase of three Suezmax tankers from Teekay Corporation	—	122,611	—	122,611
Working capital	6,311	—	85,995	92,306

	151,800	128,612	89,489	369,901

During December 2007, the board of directors of the Partnership’s General Partner authorized the award by the Partnership to each of the five non-employee directors of common units with a value of approximately $15,000. These common units were to be purchased by the Partnership in the open market. As of December 31, 2007, the units had not yet been purchased. During 2006 and 2005, the Partnership awarded 2,475 and 3,500 common units, respectively, as compensation to each of the five non-employee directors. The awards were fully vested upon grant.

3.	Segment Reporting

The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time charters to international energy companies. As at December 31, 2007, the Partnership’s liquefied gas segment consisted of seven LNG carriers and one LPG carrier. The Partnership’s Suezmax tanker segment consists of Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. As at December 31, 2007, the Partnership’s crude oil tanker fleet consisted of eight Suezmax tankers. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements.

A reconciliation of total the segment assets to total assets presented in the consolidated balance sheet is as follows:

December 31, 2007
$
(restated)

Total assets of the liquefied gas segment	3,069,427
Total assets of the Suezmax tanker segment	410,749
Cash and cash equivalents	94,145
Accounts receivable, prepaid expenses and other assets	17,075

Consolidated total assets	3,591,396

4.	Leases and Restricted Cash

Capital Lease Obligations

RasGas II LNG Carriers. As at December 31, 2007, the Partnership owned an indirect 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2007, the commitments under these capital leases approximated $1,097.1 million, including imputed interest of $628.2 million, repayable as follows:

Year	Commitment
2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million

Spanish-Flagged LNG Carrier. As at December 31, 2007, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2007, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($206.9 million), including imputed interest of 21.9 million Euros ($31.9 million), repayable as follows:

Year	Commitment
2008	24.4 million Euros ($35.6 million)
2009	25.6 million Euros ($37.4 million)
2010	26.9 million Euros ($39.3 million)
2011	64.8 million Euros ($94.6 million)

Suezmax Tankers. As at December 31, 2007, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $236.8 million, including imputed interest of $23.4 million, repayable as follows:

Year	Commitment
2008	$135.9 million
2009	$8.5 million
2010	$8.4 million
2011	$84.0 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

As at December 31, 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $492.2 million. As at December 31, 2007, the weighted-average interest rate earned on the deposits was 5.3%.

As at December 31, 2007, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 122.8 million Euros ($179.2 million). As at December 31, 2007, the weighted-average interest rate earned on these deposits was 5.0%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $7.8 million as at December 31, 2007.

Operating Leases

Time charters of the Partnership’s vessels to third parties are accounted for as operating leases. As at December 31, 2007, minimum scheduled future revenues to be received by the Partnership under time charters then in place were approximately $257.7 million (2008), $305.4 million (2009), $307.6 (2010), $307.6 million (2011), $307.6 million (2012) and $3,838.5 million (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. As at December 31, 2007 and 2006, all of the Partnership’s vessels were employed on operating leases.

5.	Intangible Assets and Goodwill

As at December 31, 2007, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at December 31, 2007 is as follows:

December 31, 2007
$

Gross carrying amount	182,552
Accumulated amortization	(31,617)

Net carrying amount	150,935

Amortization of intangible assets for the five fiscal years subsequent to December 31, 2007 is expected to be $9.1 million per year.

The carrying amount of goodwill as at December 31, 2007 for the Partnership’s reporting segments are as follows:

Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Balance as at December 31, 2007	35,631	3,648	39,279

6.	Advances to and from Affiliates and Joint Venture Partner

December 31, 2007
$
(restated)
Advances to QGTC Nakilat (1643-6) Holdings Corporation (non-interest bearing and unsecured) (2)	9,631

Advances from BLT LNG Tangguh Corporation (non-interest bearing and unsecured) (1)	615
Other (non-interest bearing and unsecured)	40,335

Total advances from affiliates and joint venture partner	40,950

(1)	Please see Note 10b.

(2)	Please see Note 10c.

On October 31, 2006, Teekay Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for a $102.0 million non-interest bearing and unsecured promissory note (see Note 10d). The Partnership paid $26.9 million of the note during 2006 and $75.1 million during 2007.

The Partnership did not incur interest expense on advances from affiliates during the year ended December 31, 2007.

7.	Accrued Liabilities

December 31, 2007
$

Voyage and vessel expenses	5,869
Interest	14,205
Payroll and benefits	2,197

Total	22,271

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
8.	Long-Term Debt

December 31, 2007
$
(restated)

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	10,000
U.S. Dollar-denominated Term Loans due through 2019	446,435
U.S. Dollar-denominated Term Loans due through 2020 (variable interest entities)(1)	808,138
U.S. Dollar-denominated Unsecured Loan (variable interest entities)(1)	1,144
U.S. Dollar-denominated Unsecured Demand Loan	16,002
Euro-denominated Term Loans due through 2023	443,992

Total	1,725,711
Less current portion	36,844
Less current portion (variable interest entities)(1)	34,665

Total	1,654,202

(1)	As at December 31, 2007, long-term debt related to newbuilding vessels to be delivered was $809.3 million.

As at December 31, 2007, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $441.0 million, of which $431.0 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the Revolvers reduces by $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011), $20.7 million (2012) and $343.9 million (thereafter). Both Revolvers may be used by the Partnership to fund General Partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $446.4 million, of which $278.2 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from the Partnership.

Teekay Nakilat (III) owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The RasGas 3 Joint Venture owns four LNG newbuilding carriers, scheduled for delivery during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 10c and 12a). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $601.0 million and represents 100% of the RasGas 3 term loan which was used to fund advances on similar terms and conditions to the joint venture. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer to the Partnership of Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III), the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

Teekay Tangguh owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), scheduled for delivery during late 2008 and early 2009, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 10b and 12a).

As at December 31, 2007, Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $392.0 million, of which $184.9 million was undrawn. Pre-delivery of the vessels, interest payments on the loan is based on LIBOR plus margins. At December 31, 2007, the margins ranged between 0.30% and 0.80%. Post-delivery of the vessels, interest payments on one tranche will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final bullet payment per vessel at the end of the twelve year term. This loan facility is collateralized by first-preferred mortgages on the vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh Joint Venture from Teekay Corporation to the Partnership, the rights and obligations of Teekay Corporation under the guarantee, may, upon fulfillment of certain conditions, be transferred to the Partnership.

The Partnership had a U.S. Dollar-denominated loan outstanding owing to a joint venture partner of Teekay Tangguh Joint Venture, which as at December 31, 2007, the principal portion of the loan was repaid. The remaining $1.1 million of accrued interest on the loan remains outstanding.

The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2007, totaled $16.0 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced February 2008. The loan is repayable on demand no earlier than February 27, 2027.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2007 totaled 304.3 million Euros ($444.0 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 4). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of the Partnership’s subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2007 was 5.5%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 11). At December 31, 2007, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.9%.

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2007 are $71.5 million (2008), $93.0 million (2009), $76.9 million (2010), $295.4 million (2011), $71.1 million (2012) and $1,117.8 million (thereafter).

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers.

9.	Fair Value of Financial Instruments

Advances to joint venture — The fair value of the Partnership’s advances to joint venture approximate their carrying amounts reported in the accompanying consolidated balance sheet.

Long-term debt — The fair values of the Partnership’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Advances to and from affiliates and joint venture partner — The fair value of the Partnership’s advances to and from affiliates and joint venture partner approximate their carrying amounts reported in the accompanying consolidated balance sheet.

Interest rate swap agreements — The fair value of the Partnership’s derivative instruments, used for economic hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates.

Other derivatives — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit. The Partnership had entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2007
	Carrying	Fair
	Amount	Value
	$	$
	(restated)	(restated)

Cash and cash equivalents and restricted cash	773,374	773,374
Advances to joint venture	622,909	622,909
Long-term debt (note 8)	(1,725,711)	(1,712,456)
Advances to and from affiliates and joint venture partner (note 6)	(40,950)	(40,950)
Interest rate swap agreements — assets (note 11)	33,594	33,594
Interest rate swap agreements — liabilities (note 11)	(63,301)	(63,301)
Other derivatives (note 11)	(15,952)	(15,952)
The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions at the time of the transaction and requires no collateral from these institutions.

10.	Related Party Transactions
a)
In connection with the IPO, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
b)
In July 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest in the Teekay Tangguh Joint Venture. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct the two 155,000 cubic meter Tangguh LNG Carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2007 payments made towards these commitments by the joint venture company totaled $229.6 million, excluding $11.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for the remaining $147.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts were $111.2 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for delivery in November 2008 and January 2009. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 70% ownership interest in the Teekay Tangguh Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see note 12a). The purchase price (net of assumed debt), which depends upon the total construction costs of the vessels, is estimated to be approximately $80.3 million.

c)
In August 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Corporation entered into the project with a joint venture partner QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3), which owns a 60% interest in the RasGas 3 Joint Venture. In connection with this award, Teekay Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers (or the RasGas 3 LNG Carriers) at a total cost of approximately $1.0 billion, excluding capitalized interest. As at December 31, 2007, payments made towards these commitments by the joint venture company totaled $801.3 million, excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all the remaining $200.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $200.3 million and are due in 2008. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 40% ownership interest in the RasGas 3 Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see note 12a). The purchase price (net of assumed debt), which depends upon the total construction costs of the vessels, is estimated to be $104.7 million.

Teekay Nakilat (III) and QGTC 3 are joint and several borrowers with respect to the RasGas 3 term loan and interest rate swap obligations. As a result, the Partnership has reflected on its balance sheet 100 percent of the RasGas 3 term loan and interest rate swap obligations rather than only 40% of such amounts. The loan and the joint venture partner’s share of the swap obligations are reflected as advances to joint venture and advances to joint venture partner, respectively.

d)
On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to the three RasGas II LNG Carriers. The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $10.5 million was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered during the first quarter of 2007.

e)
In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of eight years.

f)
In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during the year ended December 31, 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to fourteen days of off-hire, of which seven days was recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire for the year ended December 31, 2007.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
11.	Derivative Instruments

The Partnership uses derivatives in accordance with its overall risk management policy. As at December 31, 2007, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $16.0 million.

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

			Fair Value /
			Carrying
			Amount of	Weighted-
	Interest	Principal	Asset	Average	Fixed Interest
	Rate	Amount	(Liability)	Remaining Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	508,557	(860)	29.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	230,753	(28,785)	11.2	6.2
U.S. Dollar-denominated interest rate swaps (restated)(3)	LIBOR	750,000	(29,746)	12.2	5.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	481,469	(3,910)	29.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	443,992	33,594	16.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2007 ranged from 0.3% to 0.9% (see Note 8).

(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)
Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat (III), variable interest entities in which the Partnership is the primary beneficiary. Inception dates of swaps are 2006 ($400.0 million), 2007 ($100.0 million) and 2009 ($250.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($102.3 million) by the maturity dates of the swap agreements.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

12.	Commitments and Contingencies
a)
On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase (i) its 100% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture and (ii) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture (see Notes 10b and 10c). The Teekay Tangguh Joint Venture owns two LNG newbuildings and the related 20-year time charters. The RasGas 3 Joint Venture owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings for the respective projects, which are scheduled for 2008 and early 2009. The Partnership’s purchase price for these projects, which depends upon the total construction costs of the vessels, is estimated to be $80.3 million for the 70% interest in the Teekay Tangguh Joint Venture and $104.7 million for the 40% interest in the RasGas 3 Joint Venture.

In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary on November 1, 2006, upon its agreement to acquire all of Teekay Corporation’s interests in these entities. The assets and liabilities of Teekay Tangguh and Teekay Nakilat (III) are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at December 31, 2007:

December 31, 2007
$
(restated)
ASSETS
Cash and cash equivalents	54,711
Advances on newbuilding contracts	240,773
Investment in and advances to joint ventures	693,242
Advances to joint venture partner	9,631
Other assets	9,465

Total assets	1,007,822

LIABILITIES AND SHAREHOLDER’S EQUITY
Accrued liabilities	3,263
Advances from affiliates and joint venture partner	23,961
Long-term debt relating to newbuilding vessels to be delivered	809,282
Other long-term liabilities	29,920

Total liabilities	866,426
Non-controlling interest	20,364
Total shareholder’s equity	121,032

Total liabilities and shareholder’s equity	1,007,822

The Partnership’s maximum exposure to loss at December 31, 2007, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Teekay Nakilat (III), is limited to the purchase price of its interest in both entities, which is expected to be approximately $80.3 million and $104.7 million, respectively.

b)
In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between mid-2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and intends to finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed-rates for a period of 15 years.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
13.	Supplemental Information

The following balance sheet shows the consolidation of the Teekay GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay LNG Partners L.P., as of December 31, 2007.

	Teekay GP	Consolidation of
	L.L.C.	Teekay LNG
	Stand-alone	Partners L.P.	Consolidated
	$	$	$
		(restated)	(restated)

ASSETS
Current
Cash and cash equivalents	2,254	91,891	94,145
Restricted cash — current	—	26,662	26,662
Accounts receivable	—	10,668	10,668
Prepaid expenses	—	5,119	5,119
Other current assets		1,288	1,288
Advances to joint venture	—	7,512	7,512

Total current assets	2,254	143,140	145,394

Restricted cash — long-term	—	652,567	652,567
Vessels and equipment
At cost, less accumulated depreciation of $89,090	—	661,673	661,673
Vessels under capital leases, at cost, less accumulated depreciation of $74,441	—	934,058	934,058
Advances on newbuilding contracts	—	240,773	240,773

Total vessels and equipment	—	1,836,504	1,836,504

Investment in and advances to joint venture	—	685,730	685,730
Advances to joint venture partner	—	9,631	9,631
Other assets	4,362	66,994	71,356
Intangible assets — net	—	150,935	150,935
Goodwill	—	39,279	39,279

Total assets	6,616	3,584,780	3,591,396

LIABILITIES AND MEMBER’S/PARTNERS’ EQUITY
Current
Accounts payable	—	8,604	8,604
Accrued liabilities	—	22,271	22,271
Unearned revenue	—	5,462	5,462
Current portion of long-term debt	—	71,509	71,509
Current obligation under capital leases	—	150,791	150,791
Advances from affiliate and joint venture partner	6	40,944	40,950

Total current liabilities	6	299,581	299,587

Long-term debt	—	1,654,202	1,654,202
Long-term obligation under capital leases	—	706,489	706,489
Other long-term liabilities	—	79,318	79,318

Total liabilities	6	2,739,590	2,739,596

Non-controlling interest	—	836,158	836,158
Member’s/Partners’ equity
Member’s/Partners’ equity	6,610	9,032	15,642

Total member’s/partners’ equity	6,610	9,032	15,642

Total liabilities and member’s/partners’ equity	6,616	3,584,780	3,591,396

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
14.	Restatement of Previously Issued Financial Statements
a.	Derivative Instruments and Hedging Activities

In August 2008, the Partnership commenced a review of its application of Statement of Financial Accounting Standards (or “SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that its derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the years ended December 31, 2007, 2006, 2005 and 2004. The Partnership’s findings were as follows:

•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of the Partnership’s interest rate swaps on the date of designation was not sufficient to conclude that one could conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation should specify the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation of certain of the Partnership’s interest rate swaps did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

•
One of the Partnership’s Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had the Partnership traded the vessel in the spot tanker market. The Partnership had entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership from the charterer as a result of spot rates being in excess of the fixed rate. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, the agreement did not qualify for hedge accounting treatment under SFAS No. 133.

Accordingly, for accounting purposes the Partnership should have reflected the changes in fair value of these derivative instruments as increases or decreases to its net income on the consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity/stockholder deficit on the consolidated balance sheets and statements of changes in partners’ equity/stockholder deficit.

The change in accounting for these transactions does not affect the Partnership’s cash flows, liquidity, or cash distributions to partners.
b.	Gross-up Presentation of RasGas 3 Joint Venture and Other

Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its financial statement presentation of debt and interest rate swap agreements related to its joint venture interest in the RasGas 3 LNG carriers. As a result, certain of the Partnership’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect the Partnership’s net income, cash flow, liquidity, cash distributions or partners’ equity in any period, are described below.

Through a wholly-owned subsidiary, which is a variable interest entity (or VIE) of the Partnership, Teekay Corporation owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Partnership recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Partnership has now made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan (2007 — $360.6 million; 2006 — $90.7 million) and interest rate swap obligations (2007 — $9.6 million; 2006 — $(0.4) million), as well as offsetting increases in assets, for the fourth quarter of 2006 through the fourth quarter of 2007. These RasGas 3 balance sheet adjustments do not result in any increase to the Partnership’s net exposure in this joint venture. We have also restated certain other certain items, primarily related to accounting for the non-controlling interest in the Partnership’s joint venture and VIEs.

As a result of the accounting treatment assessment conclusions described above in this Note 14, the General Partner is restating herein its historical balance sheet as of December 31, 2007.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The following table presents the effect of the restatement on the General Partner’s consolidated balance sheet (in thousands of U.S. dollars):

	As at December 31, 2007
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	94,145	—	—	94,145
Restricted cash — current	26,662	—	—	26,662
Accounts receivable	10,668	—	—	10,668
Prepaid expenses	5,119	—	—	5,119
Other current assets	1,288	—	—	1,288
Advances to joint venture	—	—	7,512	7,512

Total current assets	137,882	—	7,512	145,394

Restricted cash — long-term	652,567	—		652,567
Vessels and equipment
At cost, less accumulated depreciation	661,673	—	—	661,673
Vessels under capital leases, at cost, less accumulated depreciation	934,058	—	—	934,058
Advances on newbuilding contracts	240,773	—	—	240,773

Total vessels and equipment	1,836,504	—	—	1,836,504

Investment in and advances to joint venture	332,648	—	353,082	685,730
Advances to joint venture partner	—	—	9,631	9,631
Other assets	79,244	—	(7,888)	71,356
Intangible assets — net	150,935	—	—	150,935
Goodwill	39,279	—	—	39,279

Total assets	3,229,059	—	362,337	3,591,396

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	8,604	—	—	8,604
Accrued liabilities	22,271	—	—	22,271
Unearned revenue	5,462	—	—	5,462
Current portion of long-term debt	63,997	—	7,512	71,509
Current obligation under capital leases	150,791	—	—	150,791
Advances from affiliate and joint venture partner	40,950	—	—	40,950

Total current liabilities	292,075	—	7,512	299,587

Long-term debt	1,301,120	—	353,082	1,654,202
Long-term obligation under capital leases	706,489	—	—	706,489
Other long-term liabilities	69,687	—	9,631	79,318

Total liabilities	2,369,371	—	370,225	2,739,596

Commitments and contingencies
Non-controlling interest	844,223	—	(8,065)	836,158
Member’s equity
Member’s equity	16,640	(1,019)	21	15,642
Accumulated other comprehensive loss	(1,175)	1,019	156	—

Total member’s equity	15,465	—	177	15,642

Total liabilities and member’s equity	3,229,059	—	362,337	3,591,396

15.	Subsequent Events
a)
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. Subsequent to December 31, 2007, the Partnership has received the refund relating to the re-investment tax credit and this refund will be reflected as a credit to equity in the second quarter of 2008. The tax credit affects equity, as the vessel was originally sold to Teekay Corporation in a related party transaction initially recorded through equity.

b)
Effective April 1, 2008, the Partnership acquired two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million and immediately chartered the vessels back to Teekay Corporation for a period of 10 years (plus options exercisable by Teekay to extend up to an additional 15 years).

c)
On April 23, 2008, the Partnership completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.75 million. Subsequently, on May 8, 2008, the underwriters exercised 50 percent, or 375,000 common units, of their over-allotment option for an additional $10.8 million in gross proceeds to the Partnership. Concurrent with the public offering, Teekay Corporation acquired 1.74 million common units of the Partnership at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, the Partnership has raised gross equity proceeds of $208.7 million (including the General Partner’s proportionate capital contribution), and Teekay Corporation’s ownership of the Partnership has been reduced from 63.7 percent to 57.7 percent (including its 2 percent General Partner interest). The total net proceeds from the offerings of approximately $202.5 million were used to reduce amounts outstanding under the Partnership’s revolving credit facilities which were and will be used to fund the acquisitions of the interests in the Kenai and RasGas 3 LNG carriers.

d)
On May 6, 2008, the first of the four RasGas 3 LNG vessels was delivered. Based on the November 1, 2006 agreement that the Partnership entered into with Teekay Corporation, effective May 6, 2008, Teekay Corporation sold its 40% interest in Teekay Nakilat III to the Partnership in exchange for a non-interest bearing and unsecured promissory note. The remaining three RasGas 3 LNG Carriers were delivered in June and July of 2008.

e)
On May 14, 2008, the Partnership agreed to acquire two advanced 12,000 cbm Multigas ships capable of carrying LNG, LPG and Ethylene for a total cost of approximately $94 million. Teekay Corporation has agreed to takeover the existing shipbuilding contracts for these vessels from subsidiaries of I.M. Skaugen ASA (Skaugen) and the Partnership has agreed to acquire the vessels from Teekay Corporation upon their delivery. The vessels are expected to deliver in the first and second quarter of 2010 at which time they will immediately commence service on 15 year fixed-rate charters to Skaugen.

f)
On October 7, 2008, the Partnership borrowed $60 million on one of its revolving credit facilities to fund a portion of the Partnership’s acquisition of Teekay Nakilat (III) and the future acquisition of Teekay Tangguh.

g)
On November 21, 2008, the first of the two Tangguh LNG Carriers was delivered to Teekay Corporation. Upon delivery of the first vessel to the charterers in December 2008, the Partnership will acquire Teekay Corporation’s 70% interest in the Tangguh Joint Venture.